Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Van Robotics, Inc.
1225 Laurel Street, Suite 118
Columbia, SC 29201
smartrobottutor.com

Up to $1,070,000.00 in Common Stock at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Van Robotics, Inc.
Address: 1225 Laurel Street, Suite 118, Columbia, SC 29201
State of Incorporation: DE
Date Incorporated: March 23, 2016

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 107,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $250.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investor Owners Club
-Early access to products
-Access to invitation-only investor meetups / webinars

Early Bird
-Friends and Family - First 72 hours | 10% of investment in additional shares
-Super Early Bird - Next 72 hours | 5% of investment in additional shares
-Early Bird Bonus - Next 7 days | 2% of investment in additional shares

Volume
-Tier 1 $1000 investment = Perk 1
-Tier 2 $5,000 investment = Perks 1 & 2
-Tier 3 $10,000 investment = Perks 1, 2 & 3
-Tier 4 $25,000 investment = Perks 1, 2 & 3 + 5% of investment in additional shares
-Tier 5 $50,000+ investment = Perks 1, 2 & 3 + 10% of investment in additional shares

Perk 1 = 10% off ABii's for school district of choice
Perk 2 = 20% off ABii's for school district of choice
Perk 3 = 1 free ABii for school district of choice

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Van Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Van Robotics is revolutionizing distance learning with the power of AI and robotics. Our robots are designed to be social, fun and soundly educational. Van's first smart robot tutor to market is ABii, a K-5 curriculum-aligned tutor which observes and adapts teaching based on multiple measures of performance and attention during each lesson. ABii also delivers detailed reports on how attention may be impacting performance, where comprehension gaps are, what times of day or days of the week may be better for each student, and more. Van's next robot tutors to market will be ANDii, ABii's older, snarkier cousin designed for middle school students and MARii, a piano tutor for older adults with mild cognitive impairment.

Company Structure Proxybot, LLC was formed in March 2016 in Columbia, SC. Later that year, on September 12, 2016, the company name was changed to Van Robotics,

LLC. In December 2017, the company became a C Corp and the name has since been, Van Robotics, Inc.

Intellectual Property We filed a patent to protect Van Robotics intellectual property on April 18, 2018. The patent has been assigned to, and is now owned by, the company.

In 2021, Van entered into a lease for office space on April 1, 2021, with a monthly cost of $2,650 The lease has a three year term with the ability to cancel with 2 months notice

Competitors and Industry

1. Roybi: a robot toy that teaches non-standards-aligned activities like language and numbers games. Sales price: $200. (Raised $4.2 last year in a seed round. Valuation ~$21M)

2. Moxie: a robot that provides play-based learning to promote social, emotional, and cognitive learning. Sales price: $1500 +$60/month subscription (Raised $44M total in seed & seriesA. Valuation ~$200M)

3. NAO: a programmable robot that uses drag and drop to teach STEM skills. Sales price $15,000. Makers of Nao (Aldebaran Robotics were acquired by Softbank for $100M in 2012)

** We believe that ABii by Van Robotics, is the first standards-aligned robot tutor, that is fully aligned with curriculum students would otherwise receive in the classroom, after school or STEM camp. Sales price: $600-1000.

Current Stage and Roadmap

Startup Stage.

We received our first shipment of robots in December 2019, and from January-April this year, we sold 200 robots to schools, after school programs, hospitals and homes in 18 states. The demand for effective, research-based distance learning approaches in the new COVID-19 world is growing fast. To accelerate growth, we are focusing on selling to large school districts, the home school market and corporate sales to support work-from-home employees. We generate transactional revenue from robot sales and recurring revenue from sales of our proprietary Lesson Creation Tool, which enables anyone to create new lessons for ABii on any subject, theme or skill level with no programming ability required. Van Robotics is uniquely positioned to provide highly personalized, distance learning support that has been empirically shown to improve comprehension of core skills.

The Team

Officers and Directors

Name: Laura Boccanfuso

Laura Boccanfuso's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 23, 2016 - Present
  Responsibilities: Managing the overall operations and resources of a company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. She receives $12,000/year compensation.

- **Position:** Board Chair
  Dates of Service: March 23, 2016 - Present
  Responsibilities: The board chair serves as the contact point for other board members on board issues. Sets the agenda and goals for board meetings and ensures that important issues/concerns are addressed Ensures that all board members are involved in committee activities; assigns committee chairs. Motivates board members to attend meetings.

Other business experience in the past three years:

- **Employer:** Yale University
  Title: Research Scientist
  Dates of Service: June 06, 2016 - August 01, 2017
  Responsibilities: Research and develop new technologies, design and conduct empirical studies, publish results. Provide supervision and training for Research Fellows during research studies.

Name: Aditi Ramachandran

Aditi Ramachandran's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Robot Officer
  Dates of Service: October 29, 2018 - Present
  Responsibilities: Manage all technical development for robot-related software

Other business experience in the past three years:

- **Employer:** Yale University
  Title: PhD Candidate
  Dates of Service: August 15, 2013 - August 31, 2018
  Responsibilities: Research/Development human-robot interaction

Name: Bill Barfield

Bill Barfield's current primary role is with Phi Life Sciences. Bill Barfield currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board member
  Dates of Service: December 27, 2017 - Present
  Responsibilities: Provides guidance on sound ethical, and legal and financial management policies to contribute to advance the success of the company.

Other business experience in the past three years:

- **Employer:** Phi Life Sciences
  Title: CFO
  Dates of Service: April 29, 2016 - Present
  Responsibilities: Tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial

and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to 1,069,991.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ABii the Smart Robot Tutor is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Van Robotics Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Van Robotics Inc could harm our reputation and materially negatively impact our financial condition and business.

Market risk due to COVID-19
In the event that the COVID-19 pandemic causes schools to close, either entirely or partially, our ability to close projected sales may be impacted.

Disrupted or restricted trade with China
Potential trade disputes with China may lead to the restriction of imports of our products. Cost of goods sold could increase by an unknown amount due to random increases in tariffs on our products. Potential currency fluctuation of the US $ vs the RMB could cause a increase in our cost of goods.

New Technology
Sales could be substantially reduced by the rapid development of a new technological solution to classroom assisted learning, making our robotic solution obsolete. School systems may adopt a standardized system for remote learning that would make sales of our learning system unsell-able due to lack of ability to enter the school sales channel.

We have existing patent-pending applications that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns numerous trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Laura Boccanfuso	1,000,000	Common Stock	52.08

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,341,455 outstanding.

Voting Rights

one (1) vote for each share

Material Rights

The total outstanding includes: 149,055 shares pursuant to outstanding stock options (as per financials, 10,793 were exercised between Dec 2019 and June 2020) and 106,814 shares in a stock option pool reserved but not currently allocated.

Series Seed Preferred Stock

The amount of security authorized is 1,000,000 with a total of 578,759 outstanding.

Voting Rights

one (1) vote for each share.

Material Rights

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The "Original Issue Price" shall mean $1.2688 per share for the Series Seed Preferred Stock. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.2 Series Seed Preferred Stock Protective Provisions.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 02, 2020
Interest Rate: 5.0%
Discount Rate: 0.0%
Valuation Cap: $3,000,000.00
Conversion Trigger: 3 options are provided to the note holder: (a) Automatic Conversion upon a Qualified Financing ($1.5M raise or majority purchasers approved transaction), (b) Non-Qualified Financing, and (c) Optional Conversion (In the thirty (30) day period prior to the Maturity Date, the Holder may, by giving written notice to the Company, elect to convert the then outstanding Obligations under this Note into that number of securities of the Company at a conversion equal to the lesser of (i) the Cap Conversion Price or (ii) the per share based on a then current valuation of the Company determined by an independent valuation firm selected mutually by the Company and the Majority Purchasers.)

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00

Use of proceeds: First hires
Date: January 26, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $20,000.00
Number of Securities Sold: 64,000
Use of proceeds: Building beta prototypes
Date: January 12, 2018
Offering exemption relied upon: 506(b)

- **Name:** Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $601,999.00
Number of Securities Sold: 474,476
Use of proceeds: Manufacture first shipment of 600 robots, expand the team to build software and launch first school sales.
Date: March 29, 2019
Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
Final amount sold: $25,000.00
Use of proceeds: Operational expenses
Date: October 02, 2018
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Sales: 2020 is our first fiscal year (last half) with commercial product. Since commercial product was received, year-to-date sales were $334,093, with a number of contracts outstanding (not included in reported sales).

COVID temporarily affected our sales in April and part of May, but they have since picked up. COVID has also introduced new funding opportunities for school districts to prioritize purchases of distance and differentiated learning technologies at the federal and state levels. We are actively working with school districts to help them capture these funds and build in ABiis as part of their long-term solutions.

Operations: Our headquarters are located in a new office coplex, which offers very economical rent and has enabled our team to have sufficient space to work and adhere to CDC guidelines on distancing. Our company policy states that all employees must wear face shield or face masks when 2 or more are meeting in the same space, there is no eating in common areas, and we sanitize surfaces regularly during the day. All employees will be fully vaccinated by May 1, 2021

We have have sufficient capital runway through the end of December 31, 2001

Foreseeable major expenses based on projections:

Managing team (salaries) - We will continue to support the Chief Executive Officer and add a Chief Operating Officer, to help manage the operational aspects of product manufacturing and delivery, and provide support for distributors and resellers.

Technical team (salaries) - Van will continue to support our technical team of 5 software developers (Chief Robot Technologist, 2 Senior Systems Developers, Graphics Designer and HRI Lead Developer), over the next 2 years. We will add 2 mid-level full-stack software developers to assist in the completion of cloud-level software (including accounts and machine learning-related tasks). In addition, we will increase salaries for existing tech team members to make them more in line with market.

Marketing/Sales (salaries) - We will continue to support our Head of Educational Business Strategy and add a new Chief Marketing Officer to substantially expand marketing and brand awareness and lead strategic marketing efforts to accelerate market penetration. We will also add 2 customer success/support team members to ensure quick responses to customer requests and focus on proactive communication to increase ongoing customer engagement. We'll also add Technical Support staff to provide phone and on-site support to customers.

Content generation / Ad spend - This year, Van will scale strategic marketing initiatives to significantly grow brand awareness and increase our footprint across school districts in the US. With increased marketing and advertising, we'll be able to attract more established resellers, with larger distribution channels and partner with more successful education-focused companies whose products complement ABii. In 2021-22, we'll use the funds to advertise to international audiences supporting English-language learning and English as a Second Language.

Manufacturing relocation and inventory - In 2021, Van will work with a small-batch manufacturer in the US to source, build, inspect and test the first American-made 300-500 ABii robots.

Future operational challenges:

Some future operational challenges we foresee are relocating manufacturing to the US and setting up a distribution center.

Future challenges related to capital resources:

We are working to scale sales to be net cash flow positive next year. To support operations and inventory costs through the next 12-15 months, we are also continuing our efforts to secure grant funding. We have secured capital to support the majority of the team through the end of May 2021, but we will need to secure additional resources for marketing and sales efforts to achieve our cash flow positive goal .

Future milestones and events:

Our recent appearance on Shark Tank in May 2020, the massive distance and differentiated learning demands resulting from the current COVID-19 crisis, and the expected increase in the demand for AI technologies, will significantly impact the company's sales in the next 12 months and beyond.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $350,000 cash on hand. We also have accounts receivable of $73,000. We have a grant with NIH FastTrack which still has $120,000 remaining. We have outstanding contracts with customers for $117,000. We currently have inventory with a market value of $956,250.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this raise will enable us to hire a CMO to launch social media and Google ad words campaigns to significantly increase product and brand awareness. We will also use the funds to hire an additional 2 mid-level full-stack developers and technical support/customer service reps. The remaining funds will be used to establish an short-run order for product assembly in the US and order additional inventory to meet demand. We have funds to maintain our current personnel and the majority of operating costs for the next 12 months.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign will be necessary to scale sales and for the future success of the product in a competitive market. The crowdfunding campaign will significantly contribute to capturing critical, early market share.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to support the majority of company operations for the next 8months with the minimum raised. These estimates are based on current cash flow and a monthly burn rate of $65k.

Expenses include:
Payroll (W2s and Contractors)
G&A (rent, insurance, subscriptions, etc)
Supplies/Equipment

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to continue operating the company for at least the next 24 months. By gaining market visibility, we will drive down our customer acquisition costs and will increase that runway. With a successful campaign, we will be able to hire the needed personnel to invest in strategic content creation and marketing and add a new manufacturer to further secure our ability to quickly acquire inventory. That will increase our monthly burn from $65k to $120k by the end of 2021.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect 2 additional grants to be funded in the next 4-6 months totaling $350,000.

Indebtedness

- **Creditor:** Laura Boccanfuso
  Amount Owed: $37,128.00
  Interest Rate: 0.0%
  : As the founder of the company, Laura loaned $37,128 to the company, declared at the formation of the LLC. Material terms of transaction: $37,128, 0% interest, at the time of company acquisition.

Related Party Transactions

- **Name of Entity:** Laura Boccanfuso
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: As the founder of the company, Laura loaned $33,646.62 to the company, declared at the formation of the LLC.
  Material Terms: $33,646.62, 0% interest, at the time of company acquisition

Valuation

Pre-Money Valuation: $19,202,140.00

Valuation Details:

Pre-money valuation calculation

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $25,000 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Pre-money vauation explanation

Our valuation was set internally, without a formal-third party independent evaluation. It was determined by management and the board in consideration of factors including historical performance of the company, existing customer base, forecasted sales in the company pipeline, which were applied to internal projections, and valued using the VC Method for valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.0%

- *Marketing*
  18.0%
  We'll use the funds to paid ads to increase investment on channels with the highest ROI. Our current customers mostly come from Facebook and LinkedIn, so we'll track the ROI from each of these channels and weight the percentage of ad spend accordingly.

- *Operations*
  35.0%
  To continue promoting the company, we will continue building content and conducting virtual and in-person demos. Further, we will use funds to cover perks offered to investors at each level.

- *Company Employment*
  44.0%
  These funds will be used to partially support 3 Van Robotics marketing/sales and product development team personnel

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.0%

- *Marketing*
  19.0%
  We'll funnel the funds to paid ads to increase investment on channels with the highest ROI. Our current customers mostly come from Facebook and LinkedIn, so we'll track the ROI from each of these channels and weight the percentage of ad spend accordingly.

- *Operations*
  20.0%
  In addition to marketing costs, we will continue to provide virtual and in-person demos to prospective investors. We'll also use these funds to cover the cost of perks offered to new investors at various levels.

- *Inventory*
  20.0%
  We'll use 20% to fund the first half of payment for the next batch of 2,000 robots. At a per unit cost of about $175, we'll put 50% down and cover the remaining balance through sales.

- *Setting up first-stage manufacturing of ABii in the US*
  18.0%
  Contract hire a manufacturing partner to set up, test and inspect a sample of robots in the US.

- *Company Employment*
  20.0%
  These funds will be used to partially support 3 Van Robotics marketing/sales and product development team personnel for the next 12 months

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at smartrobottutor.com (https://abiis-world.com/annual_report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/abii

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Van Robotics, Inc.

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ABii by Van Robotics, Inc.

The Smart Robot Tutor Company



Website | Columbia, SC | TECHNOLOGY

Van Robotics develops AI-enabled, smart robot tutors that provide highly personalized tutoring in core subjects - anywhere, any time. Our robots use AI to learn individual students' learning habits and adapt to key indicators of learning like performance, attention and stress state. Van Robotics' first robot to market, ABii, tutors K-5 students using national standards-aligned math and reading lessons.

$316,440 raised

457 Investors	$19.2M Valuation
$10.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	3 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 15 | Comments | Follow

Reasons to Invest

- We appeared on Shark Tank in May 2020, and were selected for the Techstars Austin accelerator program, where only 1-2% of applicants were admitted.
- We conducted a pilot with 4 schools, reporting that 67% of students have improved by 34% after only 3 sessions with the robot. Following this success, we received a Department of Education grant to put our robots in 16 school districts serving 1000+ students.
- Ed Tech spending on AI within the US is $800M as of 2018, and is estimated to grow to 6.1B by 2025, and worldwide consumer robot revenue will grow from $5.6 billion in 2018 to $19 billion in 2025.

"Next generation educational technology"

Van Robotics Featured on Shark Tank!


VAN
ROBOTICS
Helps improve comprehension
Proven innovation
More fun!
SHARK TANK

THE PROBLEM

Students K-5 are underperforming and there is an increased need for remote educational technology

Rewards

Get rewarded for investing more into ABii by Van Robotics, Inc.:

$250+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+ Investment
All Investor Owners Club
-Early access to products -Access to invitation-only investor meetups / webinars

$1,000+ Investment
First Volume Tier
$1000 investment = Perk 1

$5,000+ Investment
Second Volume Tier
$5,000 investment = Perks 1 & 2

$10,000+ Investment
Third Volume Tier
$10,000 investment = Perks 1, 2 & 3

$25,000+ Investment
Fourth Volume Tier
$25,000 investment = Perks 1, 2 & 3 + 5% of investment in additional shares


NOT

Today, only 40% of US students test at or above proficient in math by 4th grade (Source). Even more shocking, only 35% of US students test at or above proficient in reading by 4th grade (Source). These statistics haven't changed in the last 10 years, despite the number of efforts to close the student achievement gap. Further, it's estimated that less than 20% of students that fall far behind will ever catch up, and kids from lower income families are disproportionately affected and lose significantly more comprehension of core skills during the summer months (Source).


20%
of students that fall behind will never catch up.

The COVID-19 global pandemic will exacerbate both the number of students that test below proficient in math and reading in the upcoming 2020-21 school year, as well as increase the disparity between students from lower-income families and their peers from middle and upper income families (Source). On average, students will have missed the equivalent of at least 33% of the 2019-2020 school year, effectively doubling the deleterious impact of a typical summer break on academic slide. (source, source, source)


COVID-19
is increasing the number of students that test below proficient in math & reading.

$50,000+

Investment

Fifth Volume Tier

$50,000+ investment = Perks 1, 2 & 3 + 10% of investment in additional shares

THE SOLUTION

Meet ABii! Your Smart Robot Tutor


GRADES IN SCHOOL

Van Robotics is revolutionizing student learning with the power of AI and robotics. Our robots are designed to be friendly, fun, and educational, acting as the perfect addition to the K-5 classroom or learning facilitator in school or at home.



ABii supports classroom teachers so every student can receive one-on-one help every day, and after school programs by tutoring core subjects like math and reading, wellness and socio-emotional learning. Our content is developed by certified teachers and all lessons are national-standards aligned, so it fits right into most classroom curricula. The robots are also fun, plug-n-play solutions so students can hop onto the system to take lessons without continual supervision. ABii currently comes with 2nd-5th grade math and 1-2nd grade reading lessons and periodic content upgrades are included free of charge.


ABii tutors K-5 students using national standards-aligned math and reading lessons.

OUR TRACTION

Featured on Shark Tank, our AI improved 67% students' academic performance by an average of 34%

In May of 2020, we made our appearance on Shark Tank. We are proud to say that we believe we are the 1st robot on the market to do standards-aligned tutoring that tracks attention and correlates it to performance, using a robot to redirect attention.

We conducted our pilot test in 4 schools, reporting that 67% of students had improved by 34% after 3 sessions with the robot. Following this initial success, **we received a grant from the Department of Education to put 120 robots in 16 school districts**, servicing approximately 1,000 students.
About 45% of students gained more than 23% improvement with just 4 weeks with the robot on standards-aligned assessments.


OH MY STARS!
We are the FIRST robot on the market to do standards-aligned tutoring that tracks attention and correlates it to performance.
4 Schools
in pilot test
67% of Students
improved by 34% in 3 sessions

Van Robotics was selected for the Techstars Austin accelerator program where only 1-2% of applicants were admitted, and is a critical part of a highly competitive $3.6M Fast-Track grant award from NIH to develop a proprietary stress detection system for our robots with a share of $1.2M. (source, source) **We did $180,000 in sales in the first 4.5 months of operation,** with a new-to-market product.

Selected for the Techstars Austin accelerator program

Won a $3.6M Fast-Track grant award from NIH

Grant from the D.O.E to put 120 robots in schools

May 2020, appeared on Shark Tank

We are the first robot on the market to do standards-aligned tutoring that tracks attention & correlates it to perfomrance



THE MARKET

As the global and US population increases, so too does the need for better education technology

Globally, there were 1.7 billion enrolled primary school students in 2019, and an estimated 7.7M primary schools (Source) . Within the US, there are 200,000 after-school care centers, with over 10 million children, and 100,000 elementary/middle schools with 35 million children. (Source, Source, Source) Additionally there are 2,700 YMCAs, 4,300 Boys and Girls Clubs, 9,000 public libraries. Altogether, this totals out to 316,300 organizations nation-wide dedicated to educating young people. (Source, Source, Source)


1.7B
Primary School Students
7.7M
Primary Schools
316,300
US Organizations Dedicated To Education

Source: OECD Library

There are 17 million homes with K-8 aged children, and 3.4M with incomes of $100,000+. Ed Tech spending on AI within the US is $800M as of 2018, and is estimated to grow to 6.1B by 2025 (Source, Source, Source).


U.S. Ed Tech Spending On AI
$6.1B
by 2025
$800M
as of 2018

Source: toptal

Consumer robots will experience healthy growth as they become a more established product category. Tractica forecasts that worldwide shipments of consumer robots will grow from approximately 15.4 million units in 2018 to 65.9 million units in 2025, increasing at a compound annual growth rate (CAGR) of 23% during that period (Source). Worldwide consumer robot revenue will grow from $5.6 billion in 2018 to $19 billion in 2025, at a CAGR of 19.1%.


Consumer Robotics World Revenue
$ Millions
20K
18K
16K
14K
12K
10K
8K
6K
4K
2K
$5.6B
$19B
'18
'19
'20
'21
'22
'23
'24
'25

Source: Tractia

WHAT WE DO

Next generation educational technology that is interactive and fun to use



Van Robotics' ABii combines cutting edge artificial intelligence with proven teaching techniques. ABii's engaging social interactions and on-screen characters keep students engaged while ABii collects data on students' performance and attention and delivers detailed reports to keep parents, teachers and students informed on students' progress. ABii's powerful machine-learning backend enables the robot to deliver highly personalized instruction and adapt to each student's learning style and needs. Our desktop-sized robot comes with an accompanying web app equipped with various online characters that immerse students in a world where math problems are brought to life and made fun.


How ABii Works
Plug & Play
Plug ABii in & connect your computer to her built-in Wifi. Once you register ABii, head to "login.abiis-world.com" & you're ready to go!



Study With ABii

ABii creates an engaging learning space, while taking careful notes on performance & attention, so she can adapt to what is most helpful to each student.


Student Performance +
Attention vs. Class Avg.
60
50
120
102
Class Average
John Smith
Performance
Attention

Get Results

At the end of each lesson, ABii produces reports of the students correct & incorrect answers, as well as their attention during critical parts of the lesson.

THE BUSINESS MODEL

We sell both to schools and directly to consumers

We sell our robot, ABii, to both school districts and directly to consumers for use at home. The robots we sell to schools are $999 and can service an unlimited number of students, whereas the version sold to direct consumers is $599 and can service up to 3 students.

The majority of our customers, thus far, reside in the U.S. on the East Coast and around the midWest.



HOW WE ARE DIFFERENT

Learning made fun with advanced AI that adapts to student's needs

Our advanced AI technology is the first to track student attention and correlate it to academic performance. When students lose focus, our robots can redirect their attention and keep them engaged. The team at Van Robotics has spent over a decade improving our AI and machine-learning, allowing our robots to offer the highly customized educational resource many students need.



THE VISION

Rapidly expanding our reach to schools, hospitals and homes worldwide

Our goal is to claim as much real estate as possible with our robot platform in public schools, hospitals, after school programs and homes in the next 5 years. Almost any lesson content can be added to our robots, meaning that once the platform is in place, our primary focus becomes accelerating the expansion of content offering to bring more value to existing and new customers (and recurring revenue for Van Robotics).

Our Lesson Creation Tool is a web app that enables anyone - teachers, parents or students (no programming necessary) - the ability to create custom lessons on any subject, theme, or skill level, and sell them on our Teachers' Marketplace. We believe this will allow us to exponentially increase our content offering to robot owners.


The Future Of ABii
Our goal is be adopted by as many schools, hospitals and homes as possible.
Once our platform is in place, our primary focus is accelerating content expansion.

We will continue to build our national network of ed tech resellers and distributors. In addition, we will continue to secure state and federal grants and contracts to fulfill school district efforts to increase their purchase and implementation of research-based AI technology.







OUR TEAM

Passionate and highly vetted tech experts with over 20 years of experience developing AI

We have 4 PhDs and 2 Masters level team members whose degrees include computer science, robotics and education. We also have a seasoned technical team trained at Yale and Johns Hopkins University. Our team has spent a cumulative 20 years conducting R&D to develop AI and robots that effectively promote learning in kids. After 20 years of working directly with experts and prospective customers to solve their pain points with various learning challenges, we have a unique and deep understanding of the market, the product, and its vast potential for future growth.

Our team is passionate about building effective, highly-engaging AI-enabled robots. We're popular with our customers because, since the inception of this idea, we've sought their input on the robots' design and function, and we continually engage them after every sale.



WHY INVEST

Our team has worked toward this moment for over a decade and we believe our product is some of the best AI educational technology on the market


The Future Is Here
Make it Count
Improve Grades
Proven Innovation
Have More Fun
Future of Education

The opportunity for Van Robotics has never been better. With the post-COVID reality, schools, after-school programs and parents are looking for alternative and distance learning solutions that offer personalization for students. Now is the prime time to scale our footprint in the market with highly personalized, standards-aligned robot tutors like ours, that have the capacity to facilitate personalized interactions, with a wide range of students.

The team at Van Robotics has been researching AI and machine-learning for over 10 years to prepare for the release of ABii and we are finally ready to revolutionize the ed tech market with what we believe to be the perfect product-market fit. And two years after our initial launch, our solid customer base is eagerly asking for more!


Saturday

December 2017

Van Robotics becomes a C Corp

Van Robotics is incorporated in the state of Delaware

January 2018

Van Robotics joins the Techstars Austin Accelerator

Van starts the first 3-months long sprint to start up success

September 2018

Van receives NIH FastTrack grant award for $1.2M

Van, Applied Universal Dynamics and UGA split a $3.6M award to study remote stress detection for robots

March 2019

Van Closes Seed Round

Van receives investment from SC Launch, Social Starts and NMR Capital

December 2019

Van receives first shipment of 700 robots

On December 6th, the Van team returns from a trip to the manufacturing facility and returns with the first batch of 700 robots. The remaining 550 robots arrived in Jan 2020

June 2020

Launched on StartEngine

Now YOU can own a part of our company!

In the Press

Inc. FT FINANCIAL TIMES aws

SHOW MORE

Meet Our Team



Laura Boccanfuso

Founder & CEO

Laura is founder and CEO of Van Robotics, a Columbia-based social robotics company that builds smart robot tutors. Laura received her PhD in Computer Science and Robotics from the University of South Carolina and later worked in the Yale University Child Study Center and Social Robotics Lab as a researcher. Her work focuses on developing software that drives how robots interact with people. At the beginning of her career, Laura built robots that helped kids with autism, developmental delays and ADHD. Most recently her work at Van Robotics creates fun robot tutors to accelerate learning for all different types of learners. Full-time employee.



Aditi Ramachandran

Chief Robot Technologist

Aditi Ramachandran is the Chief Robot Officer for Van Robotics where she leads development of robot software, lesson content, and AI initiatives. Prior to joining Van Robotics, Aditi completed a PhD in Computer Science from Yale University specializing in Human-Robot Interaction. In her research, Aditi specifically focused on building personalized robot tutoring interactions for children. A strong believer in providing accessible education for all children, Aditi is passionate about Van Robotics and their mission to build effective robot tutors that help students learn.



Wendy Wells

Chief Education Business Strategist

Wendy Wells has spent the last 20 years creating systematic change by pioneering the way for integrating technology in K-20 education, the business arena, and governmental agencies. Wendy has taught, coached, and facilitated many educators and administrative leaders on effective technology integration to improve teaching and student learning. She is currently the Chief of Education Business Strategy, providing strategic guidance on support for long-term, successful educational technology integration in schools and forging new relationships with educational leaders looking to accelerate learning for their students. Full-time employee.



Evan Welchman

Senior Systems Architect

Evan earned a PhD in physics from Wake Forest University in 2017, where he studied computational materials modeling design, focusing on hydrogen storage materials. After graduating, he transitioned to the university staff as a Linux Systems Administrator. Evan joined team Van in 2019 and has been involved as a systems architect and developer, designing, building, and maintaining the company's network and computing systems, on robots and in the cloud.



Amrita Krishnaraj

Social Intelligence Lead

Amrita Krishnaraj is the Social Intelligence Lead for Van Robotics where she focuses on development of socio-behavioral software parts for ABii. Further, she works on sensor technology to collect user information during interactions and factors contributing to readiness to learn. Prior to joining Van Robotics, Amrita completed Masters in Robotics from Johns Hopkins University specializing in Human-Robot Interaction. Amrita's research focus was robot assisted detection of user's mental state and intervention. Amrita is passionate about leveraging robot technology to make personalized learning experience and gains accessible to all.



Kevin Nisbet

Head of Product Development

Kevin received his MBA with a focus on International Marketing and Finance from the Thunderbird School of Global Management. He has a strong background in business development with a demonstrated history of working in the apparel and fashion industry. Skilled in Retail, Textiles, Apparel, and Forecasting, who now leads operations, sourcing, manufacturing for Van Robotics as a full-time contractor.



Thorya Aadland

Graphics Design Lead

Thorya specializes in front-end web development, UI Design, digital art, and human-computer interaction. Her current role at Van Robotics as a Graphics Design Lead includes full-stack development of front-end on screen character development and implementation as well as back-end support for integration with a connect robot. Thorya's work merges the arts and sciences in all development for creating functional yet aesthetically pleasing interfaces. Full-time employee.



Bill Barfield

Board member

Mr. Barfield served four years in the U.S. Air Force. Bill has a Bachelor of Science in Business Economics and Masters in Business. Mr. Barfield began his career in March, 1979, as a Budget Analyst in the health areas of the Department of Health and Environmental Control. In July, 1985, became the Budget Director for the Department of Mental Retardation. DMR later became the Department of Disabilities and Special Needs and was Deputy Director for Maternity and Child Health Program Divisions at the Department of Health and Environmental Control for two years. In February, 1994, became the Deputy State Director for Fiscal Management at the Department of Disabilities and Special Needs. Mr. Barfield retired as the Deputy State Director for Administration at the Department of Disabilities and Special Needs in June 2009.Since the fall of 2009, Mr. Barfield has been providing professional consulting regarding management, financial, and governmental matters based on three decades' experience in these areas of expertise. In April 2016 became the Chief Financial Officer of Phi Life Sciences, LLC.

Offering Summary

Company	Van Robotics, Inc.
Corporate Address	1225 Laurel Street, Suite 118, Columbia, SC 29201
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	1,000
Maximum Number of Shares Offered	107,000
Price per Share	$10.00
Pre-Money Valuation	$19,202,140.00

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

All Investor Owners Club
-Early access to products
-Access to invitation-only investor meetups / webinars

Early Bird
-Friends and Family - First 72 hours | 10% of investment in additional shares
-Super Early Bird - Next 72 hours | 5% of investment in additional shares
-Early Bird Bonus - Next 7 days | 2% of investment in additional shares

Volume
-Tier 1 $1000 investment = Perk 1
-Tier 2 $5,000 investment = Perks 1 & 2
-Tier 3 $10,000 investment = Perks 1, 2 & 3
-Tier 4 $25,000 investment = Perks 1, 2 & 3 + 5% of investment in additional shares
-Tier 5 $50,000+ investment = Perks 1, 2 & 3 + 10% of investment in additional shares

Perk 1 = 10% off ABii's for school district of choice
Perk 2 = 20% off ABii's for school district of choice
Perk 3 = 1 free ABii for school district of choice

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Van Robotics, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $10/ share, you will receive and own 110 shares for $1000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

GREATER goals: "One way to keep momentum going is to have constantly greater goals." – Michael Korda

1 day ago

If you are a current investor in Van, you received an email last month detailing some exciting company updates on sales, product and business model. If you are not yet invested in Van but are interested in learning more, just leave me a note on the comments section with your email, and I'll share the update. In a few words, momentum is building.

As more schools return to in-class instruction, our team is fielding an increasing number of requests from schools, closing more first-time and repeat sales to incorporate ABiis as an integral part of everyday learning in the classroom. We get asked often - how do you get the word out about ABii, it's so new and different from other solutions on the market? Our commitment to building strong relationships with our customers definitely plays a big part. We proactively and consistently engage teachers and administrators, and because they typically have such a positive experience with our team, and with ABii in their classrooms, they tell their peers, and our network grows. This quarter, we hope to close sales about double what we closed this time last year.

We go after greater goals and momentum builds. As we continue to focus on growing sales, both here in the US and abroad. Check out this great video created by one of our sales partners in the UK, Mosaic Resources, describing the value-add for schools and students in the UK.

https://fb.watch/52YD9RP00D/

In the meantime, we're getting ready to announce a big new update on the product side of things... stay tuned for more news.

Best,
Laura

Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ABii by Van Robotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ABii by Van Robotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ABii by Van Robotics, Inc. offering. Here's an excerpt describing the specifics of the change:

Van Robotics, Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ABii by Van Robotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ABii by Van Robotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ABii by Van Robotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ABii by Van Robotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Banner Launch Year 2020, Closing with Amazing Momentum

4 months ago

Our first full year of commercial sales has been a wild ride. When schools closed in March, we fast-tracked the development and release of a home version of our software to make ABii available to parents with kids at home and bolster an expected shortfall in revenue. What followed, was a ***banner*** first full year of commercial sales, and some incredible accomplishments including:

-Shark Tank episode airing in May
-INC. magazine mention of Van Robotics as a company in one of the Surge Cities in South Carolina
-Financial Times article featuring Van Robotics as part of their "Education robots offer leg-up to disadvantaged students"
-ABii selected as one of TIME's Best 100 Inventions of 2020

and, over $1M in revenue, exceeding our goal for the year. December monthly revenue is the highest we've seen all year, and we're heading into 2021 with amazing momentum. We expanded our market reach from 1 state in the US in January, to 29 states and 4 countries in just 11 months, and we've on boarded a number of national and international resellers. Not surprisingly, we continue to field more interest from an increasing number of schools trying to manage more struggling students, with fewer teachers.

Thank you for helping us spread the word and *thank you* for your incredible support.



All the best,
TeamVan

Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ABii by Van Robotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ABii by Van Robotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Notice of Material Change in Offering

5 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ABii by Van Robotics, Inc. offering. Here's an excerpt describing the specifics of the change:

ABii by Van Robotics, Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

TIME Best Invention of 2020 & Biggest School District Sale to Date

5 months ago

We have some ***exciting*** news to share with you, as we prepare to launch a campaign to share it with the world.
ABii by Van Robotics was selected as a TIME Best Invention of the Year 2020 award! We are just one of 4 educational solutions across the globe that was awarded this prestigious award this year.


TIME
BEST
INVENTIONS
2020

Starting next week, we will be launching a national ad and social media campaign and a local commercial campaign to broadcast the news about ABii to our prospective customers. Our South Carolina commercials will begin airing Thanksgiving Thursday on 3 major networks: ABC, NBC and CBS, just before the Macy's Day parade and then placed around popular kids' programming like Frosty the Snowman, Olaf's Frozen Adventure, the Grinch Who Stole Christmas among others. Our national ad and social media campaign will also launch on Thanksgiving Day on Facebook, Instagram and Google Ads.

In addition to this exciting news, we are seeing a new surge of purchase orders coming in for ABii robots from schools. With CARES Act funding deadlines approaching, many schools are looking ahead and preparing for the eventuality that students will return (either later this year or next) to classroom instruction, with fewer teachers, and even greater deficiencies in math and reading. Last week we received the largest single quote request since our first order in January. This quote includes the purchase of 2 robots for every K-5 classroom (about 250 classrooms). We will be sure keep you posted on more details once that order is finalized!

From everyone on our team at Van, very best wishes for a safe and restful Thanksgiving.

Notice of Funds Disbursement

5 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ABii by Van Robotics, Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ABii by Van Robotics, Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Hip M. 17 INVESTMENTS INVESTED 3 days ago
Hello, how close are we from profit

Shobhana P. 7 INVESTMENTS INVESTED a month ago
Hello Dear Laura!

Thanks for answering my questions below and it is greatly appreciated.

I thought that Van should consider banks as their customers.

I believe that most, if not all, banks will, most likely, prefer to have Van.

When I went to a bank today, I noticed that a person was not able to follow the ATM directions correctly. Therefore, the person was completely baffled and appeared to be extremely angry. As such, the line got littler longer, and so a few more customers in the bank got frustrated and extremely angry as well.

I believe that Van has potential to develop the product that can help to resolve issues that banks' customer can have,

I wish all the best to Van for all its future endeavors and keep up the great and hard work!

Shobhana Patel

Shobhana P. 7 INVESTMENTS INVESTED 2 months ago
Hello!

I believe that Van Robotics will, most likely, have significantly bright future than I originally expected! Therefore, I have already invested my money in Van Robotics.

I have the following questions.

1. What are the Van Robotics's future business plans with the amount of the money that will be raised in this round?

2. Does Van Robotics plans to appears on any crowdfunding platform in future to raise more money after the completion of this round?

3. What is an anticipation year for Van Robotics to become a public company?

4. Does Van Robotics has customers other than school/colleges or other educational related institutions? If the answer is yes, who are the other customers?

5. In terms of orders, how is Van Robotics doing? Did Van Robotics delivered all the orders to the customers?

Thank you very much and I wish Van Robotics all the best!

Shobhana Patel

> **laura Boccanfuso** - ABii by Van Robotics, Inc. a month ago
> Hello Shobhana,
> Thanks so much for your investment and for the well wishes! I'll answer your questions in line below:
> 1. What are the Van Robotics's future business plans with the amount of the money that will be raised in this round?
> -- We plan to invest the funding primarily towards building our sales infrastructure, marketing and US manufacturing.
>
> 2. Does Van Robotics plans to appears on any crowdfunding platform in future to raise more money after the completion of this round?
> --We do not currently have plans to join another crowdfunding platform after the completion of our StartEngine campaign.
>
> 3. What is an anticipation year for Van Robotics to become a public company?
> --There are numerous variables in this decision and it is still highly speculative to determine an exit date at this time.
>
> 4. Does Van Robotics has customers other than school/colleges or other educational related institutions? If the answer is yes, who are the other customers?
> --Van currently also sells to hospitals, after school programs, day care centers, summer camp programs, and home users.
>
> 5. In terms of orders, how is Van Robotics doing? Did Van Robotics delivered all the orders to the customers?
> --Van typically ships orders within 3-5 business days, and has delivered all orders to customers.
>
> All the best,
> Laura

Herman T. SE OWNER 7 INVESTMENTS INVESTED 2 months ago
For wider distribution of aBii for kids from low income family perhaps consider to reach out to public libraries. For instance where I live in Dallas, TX, I believe the local public libraries have rather large funding. For instance, residents can request for any DVDs which usually they will order like 10-20 for new movies. Also residents can request any expensive books like $50-$100 books. I believe the library supports low income people any how they can such as hotspot devices, computers, etc. Simply put: large budget.

http://dallaslibrary2.org/
http://dallaslibrary2.org/contacts.php

laura Boccanfuso - ABii by Van Robotics, Inc. 2 months ago
Herman,
Thank you for your insight - it is a great idea. We do have a few public libraries evaluating ABii now to support their summer recovery camps. We're looking forward to expanding our footprint in this space starting in the fall and we'll be sure to reach out to the Dallas Public Library.
All the best,
Laura

Ronicia T. 2 INVESTMENTS INVESTED 4 months ago
I am so excited for this product. Not only is it a great idea but it also effects me in a personal way being a mother of a 5 year old. Kids need something interactive to stay on track in school and this concept would be perfect for my daughter who has such a short attention span.

Only critique is the marketing of the product. When looking at the main video on here, as well as on Instagram and Facebook, it does not really go into detail about what Abii is and what the product does. When advertising it is better to captivate what the product initially does to gain the attention of a prospective investor and buyer. Maybe the videos can be switched out and then see if the target audience reacts better to the new marketing strategy while still having this video on the website.

Overall, very great product and I look forward to more success!

laura Boccanfuso - ABii by Van Robotics, Inc. 4 months ago
Hello Ronicia,
Thanks so much for your message, and thank you for your support. With this raise, we will actively build an improved market presence... social media is a direct part of that focus. Our website (https://smartrobottutor.com) and YouTube channel feature some great videos - showing how ABii at works (and plays). We will be creating and distributing more videos in the near future. Check out one of my favorites - from a first grader's perspective: https://youtu.be/RN2hj952jTQ. Thanks again for the great feedback!

Pradeep L. SE OWNER 10 INVESTMENTS 5 months ago
Congratulations on your startup and good luck with the raise. In your documents I was able to find that burn rate is $65K and will likely go up to 120K and cash runaway is through May 2021.
I was interested in getting additional detail about cash flow/business model. Specifically your revenue sources (robot sale and any recurring revenue?): costs of robot, salaries, other overhead. Any other money raise other than on this platform. I am concerned about cash runaway only to May 2021 - and anticipated increase in burn rate. I think you have a great business idea, but I was looking for additional financial information which may give me for more confidence.

W Kim C. SE OWNER 62 INVESTMENTS 5 months ago
Hi Laura, Would you please advise the length of your extension? 30 days? 60 days? 90 days? Thanks. Blessings

---

W Kim C. SE OWNER 62 INVESTMENTS 5 months ago
Laura, I hope with any other 'press' or interviews that arise because of this honor, you are able to 'steer' folks to your campaign page here on StartEngine - that could be a gamechanger for this raise. Blessings

laura Boccanfuso - ABii by Van Robotics, Inc. 5 months ago
Yes, great call. We have been actively working on new ad campaigns to steer folks to our website and to this StartEngine/abii site.

W Kim C. SE OWNER 62 INVESTMENTS 5 months ago
Laura, Congratulations to you and all your team members! This is a HUGE award which I hope will garner you the attention (and investors) needed to make your company a great success. I am able to invest now and I just did. Thanks for all your hard work getting to this point! Blessings

laura Boccanfuso - ABii by Van Robotics, Inc. 5 months ago
Thank you! We are thrilled to have been selected for this award. And thanks so much for your support and investment. Full steam ahead!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Graphic: ABii by Van Robotics

Our Parents' Why - ABii

Speaker 1 Laura Boccanfuso, CEO:
At Van Robotics we create smart robot tutors to delight and educate kids.

Speaker 2:
Abii.

Speaker 3:
Come look.

Speaker 4:
Oh, Wow.

Speaker 3:
It's Abii.

Speaker 2:
Wakey, wakey, Abii.

Speaker 1:
Everyone wants their child to be successful, and to be confident, to be happy, and to grow up really learning the fundamentals they need to succeed in anything they want to be in life.

Speaker 2:
This is Abii.

Speaker 4:
And who's Abii?

Speaker 2:
Abii's a robot.

Speaker 4:
What does Abii do?

Speaker 2:
He helps us with our math. She's sort of like our teachers.

Speaker 1:
But sometimes life can get hectic and busy, and it can be super unpredictable. So when things

get really crazy, and it's hard to squeeze in homework help time, or after school study time, and frustration starts to creep in, or even when your child is a high flyer, and they're ready to take on the next challenge. There's Abii.

Abii:
Well, hi there. It's so great to meet you.

Speaker 1:
Abii keeps kids totally engaged and learning, and they don't even realize they're actually working on some fundamental core math and reading skills.

Abii:
Wow wee. That was awesome. Way to go. Give me five.

Speaker 1:
Kids love working with Abii and her quirky onscreen friends because every lesson is like a new adventure. Abii's a great tool to help parents keep their kids engaged in school during the school year, after school, and even during those long summer months. Parents tell us their kids are happy, excited even to work with Abii. And they don't even realize that they're acquiring some of these foundational math and reading skills.

Speaker 6:
As a mom that's very busy, and I want to make sure that my son has the best that he can do. And the best that he could have. He's six years old. Abii has been that type of supplemental learning experience that has gotten him excited about the robotics. It's got him excited when he answers the questions, and of course the dance party, which is wonderful for him because he's very energetic.

Speaker 1:
Abii is playful. She generously gives out high fives and fist bumps and always celebrates persistence with a quick dance party at the end of every tutorial.

Speaker 4:
15, 16.

Speaker 1:
In the long run, as parents, we want to make sure our kids are safe, they're healthy, and they're prepared to tackle whatever life throws at them. We developed Abii so that your student would have a highly personalized one-on-one study partner so that they can accomplish anything they dream of.

Van Robotics

ABii:
We solved that problem together and you just rocked it. Now, it's time to dance.

Speaker 2:
My favorite thing about ABii is like when we get a question right, and also when he dances and then when it says, "Yay," on the screen and his eyes too.

Speaker 3:
I like a thing about ABii is that it show us if we get it wrong or anything, it tells you a different way to do it.

Renee Hill:
From first, second, and third grade, this child had trouble concentrating and focusing, and she was totally engaged. They were all engaged while they were working on ABii.

Dr. Sharon Jefferies:
As far as conducting observations in the classrooms, the students were very engaged in working on ABii.

Renee Hill:
I think all students could benefit from ABii because even the ones that need intervention. It's going to teach it, and it's going to reteach it, and it's going to keep looping back around until that student finally masters that skill. And then your average student is going to give the same lesson, but they are going to master it quicker, and then it's going to move them on up higher to another lesson. And then, like I said with the higher students, it's going to give them still fourth grade standards, but it's going to move them up to something that may not have been covered before, yet, in the curriculum. And it's going to challenge them to learn new things.

Dr. Sharon Jefferies:
With teacher shortages, that increases classroom sizes. So when you have higher classroom sizes, then it makes it difficult sometimes for teachers to be able to reach all students. So by having ABii available, then that would provide an opportunity for the teacher to be able to reach some of the students that they may not be able to get to every day.

Students K-5 are underperforming and there is an increased need for remote educational technology Video

I like school, But I'm not doing as well as I want to.

I study and Mom helps, but it's not enough.

Meet ABii! Your Smart Robot Tutor

Video

Meet ABii a smart robot tutor

Who makes learning fun

helps improve grades in school

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

VAN ROBOTICS, INC.

Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, the undersigned corporation hereby submits the following for the purpose of amending and restating its Certificate of Incorporation and does hereby certify as follows.

1. The name of the corporation is Van Robotics, Inc. (the "**Corporation**"). Originally incorporated on December 29, 2017.
2. The Corporation's Certificate of Incorporation is hereby amended and restated in their entirety, as set forth in the text of the Amended and Restated Certificate of Incorporation attached hereto as **Exhibit A**.
3. The Corporation's Amended and Restated Certificate of Incorporation were approved and adopted by the Corporation's Board of Directors on March 29, 2019 and the Stockholders on March 29, 2019, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
4. This Amended and Restated Certificate of Incorporation will be effective upon filing.
5. This Amended and Restated Certificate of Incorporation consolidates all amendments into a single document.

IN WITNESS WHEREOF, the Corporation has caused the Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer on March 29, 2019.

VAN ROBOTICS, INC.

DocuSigned by:

By: Laura Boccanfuso

B5F3DFE187404A0...

Laura Boccanfuso, Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF VAN ROBOTICS, INC.

ARTICLE I

The name of the corporation is Van Robotics, Inc. (the "**Corporation**").

ARTICLE II

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE III

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 5,000,000 shares consisting of (a) 4,000,000 shares of Common Stock, $0.001 par value per share, and (b) 1,000,000 shares of Preferred Stock, $0.001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of the Charter of Incorporation (the "***Charter***"), 1,000,000 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. **General.** The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article III refer to sections of this Part B.

1. **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. The "***Original Issue Price***" shall mean $1.2688 per share for the Series Seed Preferred Stock. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2 Series Seed Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Series Seed Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Series Seed Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or Common Stock;

(f) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.2

3. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock shall initially mean the Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common

Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Charter. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustments to Preferred Stock Conversion Price for Diluting Issues.

3.4.1 Special Definitions. For purposes of this Article III, the following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "***Original Issue Date***" shall mean the date on which the first share of the applicable series of Preferred Stock was issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 3.4.3 below, deemed to be issued) by the Corporation after the applicable Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(1) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(2) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.5, 3.6, 3.7 or 3.8;

(3) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(4) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(5) shares of Common Stock issued to the public in connection with the Corporation's initial public offering of shares of its Common Stock pursuant to a registration statement filed under the Securities Act of 1933, as amended;

(6) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(7) shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(8) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

3.4.2 No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

3.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the applicable Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the applicable Conversion Price pursuant to the terms of Section 3.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such applicable Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 3.4.4 (either because the consideration per share (determined pursuant to Section 3.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the applicable Original Issue Date), are revised after the applicable Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of

Common Stock subject thereto (determined in the manner provided in Section 3.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the applicable Conversion Price pursuant to the terms of Section 3.4.4, the applicable Conversion Price shall be readjusted to such applicable Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the applicable Conversion Price provided for in this Section 3.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 3.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the applicable Conversion Price that would result under the terms of this Section 3.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.4 <u>Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock</u>. In the event the Corporation shall at any time after the applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.4.3), without consideration or for a consideration per share less than the applicable Conversion Price in effect immediately prior to such issue, then the applicable Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock

outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

3.4.5 Determination of Consideration. For purposes of this Section 3.4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(A) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the applicable Conversion Price pursuant to the terms of Section 3.4.4 then, upon the final such issuance, the applicable Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

3.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the applicable Original Issue Date) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.8 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.5, 3.6, 3.7 or 3.9 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.6, 3.7 or 3.8), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.10 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.11 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with total gross proceeds to the Corporation of not less than $15,000,000 (before deduction of underwriters' commissions and expenses) or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.12 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in the Charter, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of

Preferred Stock by the affirmative written consent or vote of the Requisite Holders; provided, that, notwithstanding the foregoing, the affirmative written consent or vote of the holders of at least a majority of the outstanding shares of a particular series of Preferred Stock (voting as a single class) shall be required to waive prospectively or retrospectively Section 2.2 as it relates to such series of Preferred Stock.

7. <u>Notice of Record Date</u>. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the earlier of the record date or effective date for the event specified in such notice. Notwithstanding the foregoing, the Requisite Holders may waive such notice requirement on behalf of all holders of Preferred Stock.

8. <u>Notices</u>. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article III to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE IV

The street address, which is also the mailing address and county of the registered office of the Corporation in Delaware is 16192 Coastal Highway, Lewes, Sussex County, Delaware, 19958.

ARTICLE V

The name of the registered agent at the address of the registered office is Harvard Business Services, Inc.

ARTICLE VI

The number of Directors of the Corporation may be fixed by the bylaws.

ARTICLE VII

To the full extent then permitted by the Delaware General Corporation Law as it may be amended from time to time, any action which is required or permitted to be taken at a meeting of the stockholders may be taken by written consent without a meeting and without prior notice by stockholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated written consent must be filed with the Secretary of the Corporation to be kept in the Corporate minute book, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with this section. Delivery made to the Secretary of the Corporation shall be by hand or by certified or registered mail, return receipt requested. When corporate action is taken without a meeting by less than unanimous written consent, notice shall be given to those stockholders who have not consented in writing within ten (10) days after such action is taken. A stockholders' consent to action taken without meeting may be in electronic form and delivered by electronic means.

Stockholders may act only by unanimous written consent to elect directors at annual meetings of the Corporation.

ARTICLE VIII

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification. This Article shall not affect a provision permitted under the Delaware General Corporation law in the articles of incorporation, bylaws or contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of this Article shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.